Exhibit 99.2

Sea Limited Prices Offering of US$500 Million Convertible Notes

Singapore, June 14, 2018 — Sea Limited (NYSE: SE) (“Sea” or the “Company”), today announced the pricing of US$500.0 million in aggregate principal amount of convertible senior notes due 2023 (the “Notes”). The Notes were offered to qualified institutional buyers pursuant to Rule 144A under the United States Securities Act of 1933, as amended (the “Securities Act”), and certain non-U.S. persons in offshore transactions in compliance with Regulation S under the Securities Act. The Company has granted to the initial purchaser a 13-day option to purchase up to an additional US$75.0 million principal amount of Notes. An entity affiliated with Tencent Holdings Limited, one of the Company’s principal shareholders, and an entity affiliated with one of the Company’s directors are expected to purchase up to US$50.0 million and up to US$30.0 million, respectively, principal amount of the Notes in the offering on the same terms as the other Notes being offered.

The Notes will be senior, unsecured obligations of the Company, and interest will be payable semi-annually in cash at a rate of 2.25% per annum in arrears on January 1 and July 1 of each year, beginning on January 1, 2019. The Notes will mature on July 1, 2023, unless redeemed, repurchased or converted prior to such date. Prior to the close of business on the business day immediately preceding January 1, 2023, the Notes will be convertible into the Company’s American depositary shares (“ADSs”), each representing one Class A ordinary share of the Company, at the option of the holders, based on an initial conversion rate of 50.5165 of ADSs per US$1,000 principal amount of Notes (which is equivalent to an initial conversion price of approximately US$19.80 per ADS and represents an approximately 32.5% conversion premium over the closing trading price of the Company’s ADSs on June 13, 2018, which was US$14.94 per ADS). The conversion rate is subject to adjustment upon the occurrence of certain events. Holders of the Notes may convert their Notes in integral multiples of US$1,000 principal amount, during certain periods, upon satisfaction of certain conditions. Thereafter, the Notes will be convertible at any time prior to the close of business on the second scheduled trading day immediately preceding the maturity date. Upon conversion, the Notes may be settled in ADSs, cash or a combination of cash and ADSs, at the Company’s election.

Sea will not have the right to redeem the Notes prior to maturity except in the event of certain changes in the tax laws of a relevant taxing jurisdiction (“Tax Redemption”). Holders of the Notes will have the right to require the Company to repurchase for cash all or part of their Notes upon occurrence of certain events that constitute a fundamental change under the indenture governing the Notes at a repurchase price equal to 100% of the principal amount of the Notes to be repurchased, plus accrued and unpaid interest to, but excluding, the repurchase date. In connection with certain corporate events or if the Company issues a notice of Tax Redemption, it will, under certain circumstances, increase the conversion rate for holders who elect to convert their Notes in connection with such corporate event or such Tax Redemption.

Sea expects to use the net proceeds from this offering for business expansion and other general corporate purposes.

The Company expects to close the Notes offering on or about June 18, 2018, subject to the satisfaction of customary closing conditions.

The Notes and ADSs deliverable upon conversion of the Notes, and Class A ordinary shares of the Company represented thereby, have not been registered under the Securities Act of 1933, as amended (the “Securities Act”), or any state securities laws. They may not be offered or sold within the United States or to U.S. persons, except to qualified institutional buyers in reliance on the exemption from registration provided by Rule144A under the Securities Act and to certain non-U.S. persons in offshore transactions in reliance on Regulation S under the Securities Act.

This press release shall not constitute an offer to sell or a solicitation of an offer to purchase any of these securities, in the United States or elsewhere, and shall not constitute an offer, solicitation or sale of the Notes, ADSs and Class A ordinary shares of the Company in any state or jurisdiction in which such an offer, solicitation or sale would be unlawful. Any public offering of securities to be made in the United States will be made by means of a prospectus that may be obtained from the issuer or the selling security holder and that will contain detailed information about the company and management, as well as financial statements.

This press release contains information about the pending offering of the Notes, and there can be no assurance that the offering will be completed.

For further information, please contact:

Investors / analysts: ir@seagroup.com

Media: media@seagroup.com or sea@brunswickgroup.com

About Sea Limited

Sea’s mission is to better the lives of the consumers and small businesses of our region with technology. Our region includes the key markets of Indonesia, Taiwan, Vietnam, Thailand, the Philippines, Malaysia and Singapore. Sea operates three platforms across digital entertainment, ecommerce, and digital financial services, known as Garena, Shopee, and AirPay, respectively.

Safe Harbor Statement

This announcement contains forward-looking statements within the meaning of Section 27A of the Securities Act, and Section 21E of the Securities Exchange Act of 1934, as amended. These statements are made under the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as “may,” “will,” “expect,” “anticipate,” “future,” “intend,” “plan,” “believe,” “estimate,” “is/are likely to,” “confident” or other similar statements. Sea may also make forward-looking statements in its periodic reports to the U.S. Securities and Exchange Commission, in its annual report to shareholders, in press releases and other written materials and in oral statements made by its officers, directors or employees to third parties. All information provided in this press release is as of the date of the issuance, and the Company assumes no obligation to update the forward-looking statements in this press release and elsewhere except as required under applicable law. Statements that are not historical facts, including statements about the Company’s beliefs and expectations, are forward-looking statements. Forward-looking statements involve inherent risks and uncertainties. A number of factors could cause actual results to differ materially from those contained in any forward-looking statement. Further information regarding these and other risks is included in Sea’s annual report on Form 20-F for the fiscal year ended December 31, 2017 and other filings with the Securities and Exchange Commission.

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